Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2018, Declares Cash Distribution and Announces Methane Becki Anne Acquisition

Monaco, October 25, 2018, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reports its financial results for the three-month period ended September 30, 2018 and announces its acquisition of the Methane Becki Anne from GasLog Ltd. (“GasLog”).

Highlights

•                  Post-quarter end acquisition of the Methane Becki Anne from GasLog for $207.4 million, including assumed debt of $93.9 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                  Agreement for the sale of 2,250,000 common units to funds managed by Tortoise Capital Advisors, L.L.C. (“Tortoise”) for gross proceeds of $53.1 million through the Partnership’s at-the-market common equity offering programme (“ATM Programme”).

•                  Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $81.9 million, $27.3 million, $25.6 million and $58.9 million, respectively.

•                  Highest-ever quarterly Partnership Performance Results for Revenues(2) and EBITDA(1)(2) of $81.9 million and $58.9 million, respectively.

•                  Cash distribution of $0.53 per common unit for the third quarter of 2018, 2.4% higher than the third quarter of 2017.

•                  Distribution coverage ratio(3) of 1.06x.

(1)             Adjusted Profit and EBITDA are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)             Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am very pleased to present another strong operating and financial quarter for GasLog Partners, with record quarterly Partnership Performance Results for Revenues and EBITDA. In the third quarter, we continued to execute on our strategy, raising growth capital from a leading energy infrastructure investor and delivering stable cash flows from our existing fleet. The acquisition of the Methane Becki Anne is anticipated to be immediately accretive to our Distributable cash flow per unit and increases our contracted days to 91% in 2019 and 70% in 2020.

We are reiterating our year-on-year distribution growth guidance of 5% to 7% in 2018, and we expect further year-on-year distribution growth of 2% to 4% in 2019. Our guidance reflects the positive fundamentals in the LNG shipping market, where spot rates have recently reached new multi-year highs, our acquisitions of the GasLog Gibraltar and the Methane Becki Anne in 2018, and continued access to equity capital to fund drop-down acquisitions, while also considering our scheduled dry-dockings and one vessel coming off charter in late 2019.”

Acquisition of the Methane Becki Anne

GasLog Partners announces an agreement with GasLog to acquire 100% of the shares in the entity that owns and charters the Methane Becki Anne to Shell. The Methane Becki Anne is a 170,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2010 and technically managed by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through March 2024 and Shell has a unilateral option to extend the term of the time charter for a period of either three or five years.

The aggregate purchase price for the acquisition will be $207.4 million, which includes $1.0 million for positive net working capital balances to be transferred with the vessel and is approximately equal to the vessel’s net book value. GasLog Partners expects to finance the acquisition with cash on hand, plus the assumption of the Methane Becki Anne’s outstanding indebtedness of $93.9 million. The Partnership believes that the Methane Becki Anne acquisition will be immediately accretive to Distributable cash flow per unit and is consistent with its strategy to grow cash distributions through drop-down and third-party acquisitions. GasLog Partners estimates that the Methane Becki Anne will add approximately $22.0 million to EBITDA in the first 12 months after closing. Accordingly, the purchase price represents an acquisition multiple of approximately 9.4x estimated EBITDA. The acquisition is expected to close in the fourth quarter of 2018.

Tortoise Common Equity Investment

On September 26, 2018, GasLog Partners announced an agreement to sell 2,250,000 common units to funds managed by Tortoise, a leading energy infrastructure investor, for gross proceeds of $53.1 million and net proceeds of $53.0 million. The common units were sold at a price of $23.60 per common unit through the Partnership’s ATM Programme. The sale of the units was settled in two tranches, with 2,093,775 units settled on September 27, 2018 and the remaining 156,225 units settled on October 9, 2018.

ATM Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. During the third quarter of 2018, GasLog Partners issued and received payment for 2,293,775 common units at a weighted average price of $23.68 per common unit for total gross proceeds of $54.3 million and net proceeds of $54.0 million, after broker commissions of $0.2 million and other expenses of $0.1 million. The total units issued include the aforementioned 2,093,775 common units which were purchased by funds managed by Tortoise. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 46,812 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1.1 million.

In the period from October 1, 2018 through October 9, 2018, GasLog Partners issued and received payment for an additional 156,225 common units at a price of $23.60 per unit for gross proceeds of $3.69 million and net proceeds of $3.68 million after broker commissions of $0.01 million. The issuance of these units fulfilled contractual commitments entered into with Tortoise before September 30, 2018.

Since the commencement of the ATM Programme through October 9, 2018, GasLog Partners has issued and received payment for a total of 5,188,425 common units, with cumulative gross proceeds of $120.9 million at a weighted average price of $23.30 per unit. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 102,699 general partner units to its general partner.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2017		June 30, 2018
Revenues	86,353	76,934	81,887	(5%	)	6%
Profit	31,007	23,841	27,270	(12%	)	14%
Adjusted Profit(2)	31,192	22,840	25,617	(18%	)	12%
EBITDA(2)	64,910	54,992	58,850	(9%	)	7%

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The decrease in profit in the third quarter of 2018 as compared to the same period in 2017 is mainly attributable to decreased net revenues due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, which ended in May, June and September 2018, respectively. Following the expiry of their initial charters, the GasLog Shanghai has been trading in the spot market through the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. After completing their subsequent spot charters, the GasLog Santiago began a new, multi-year charter with a new customer and the GasLog Sydney is expected to begin a new 18-month charter with Cheniere Energy, Inc. in December 2018.

The increase in profit in the third quarter of 2018 as compared to the second quarter of 2018 is mainly attributable to increased net revenues due to the off-hire days for the two scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney performed in the second quarter of 2018, partially offset by an increase in voyage expenses and commissions due to the spot market exposure of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and increased financial costs.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2017	June 30, 2018
Revenues	73,277	74,909	81,887	12%	9%
Profit	25,299	22,901	27,270	8%	19%
Adjusted Profit(2)	25,484	21,900	25,617	1%	17%
EBITDA(2)	53,529	53,260	58,850	10%	10%
Distributable cash flow(2)	26,867	22,915	27,167	1%	19%
Cash distributions declared	22,377	24,272	25,658	15%	6%

(1)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit for the third quarter of 2018 as compared to the same period in 2017 is mainly attributable to the profits of the GasLog Geneva, the Solaris and the GasLog Gibraltar, acquired by the Partnership on July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and the decrease in mark-to-market loss on interest rate swaps attributable to the Partnership, which were partially offset by the decreased revenues and increased voyage expenses and commissions, due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney.

The increase in profit in the third quarter of 2018 as compared to the second quarter of 2018 is mainly attributable to increased net revenues due to the two scheduled dry-dockings performed in the second quarter of 2018, partially offset by an increase in voyage expenses and commissions due to the expiry of the initial charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney.

Preference Unit Distributions

On July 25, 2018, the board of directors of GasLog Partners approved and declared a distribution on the Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit and a distribution on the Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit. The cash distributions were paid on September 17, 2018 to all unitholders of record as of September 10, 2018.

Common Unit Distribution

On October 24, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended September 30, 2018. The cash distribution is payable on November 9, 2018 to all unitholders of record as of November 5, 2018.

Liquidity and Financing

As of September 30, 2018, we had $168.8 million of cash and cash equivalents, of which $91.1 million was held in current accounts and $77.7 million was held in time deposits with an original duration of less than three months. An amount of $10.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

As of September 30, 2018, we had an aggregate of $1,156.6 million of indebtedness outstanding under our credit facilities, of which $85.0 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

In August 2018, the Partnership entered into three new forward foreign exchange contracts with GasLog with a notional value of €6.0 million and staggered maturities during the third quarter of 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

The Partnership has entered into five interest rate swap agreements with GasLog at a notional value of $550.0 million in aggregate, maturing between 2020 and 2023. As a result of its hedging agreements, the Partnership has hedged 46.9% of its floating interest rate exposure on its outstanding debt as of September 30, 2018, at a weighted average interest rate of approximately 1.9% (excluding margin).

Following the completion of the scheduled dry-dockings of the GasLog Santiago and the GasLog Sydney in the second quarter of 2018, the GasLog Seattle is scheduled to commence her dry-docking in the fourth quarter of 2018.

As of September 30, 2018, our current assets totaled $197.3 million and current liabilities totaled $150.3 million, resulting in a positive working capital position of $47.0 million.

LNG Market Update and Outlook

LNG demand growth was strong and broad-based during the first nine months of 2018, growing 7% over the same period of 2017, according to data from Poten. LNG demand growth was led by China which grew approximately 42% year-over-year or nearly 11 million tonnes per annum (“mtpa”) as the country continues to grow its natural gas usage as a percentage of its total energy consumption. Moreover, demand from South Korea, India, Pakistan and Taiwan grew by 14%, 20%, 63%, and 8%, respectively, or a combined total of approximately 10 mtpa. The outlook for future demand growth continues to be robust, with over 6% per annum projected for 2018-2023, and more than two-thirds of this demand growth coming from countries in South East Asia and Europe, according to estimates from Wood Mackenzie.

LNG supply grew by 8% year-over-year during the third quarter of 2018 and increased by 5% from the second quarter of 2018, according to estimates from Wood Mackenzie. Supply growth was driven by the start-up of Yamal Train 2 as well as the ramp-up of production from Wheatstone Train 2, Cameroon FLNG and Cove Point. In addition, the Ichthys LNG project in Australia began operations this month while Yamal Train 3 (Russia) and Corpus Christi Train 1 (United States, or “U.S.”) are expected to begin production by year end, underpinning Wood Mackenzie’s supply growth estimate of 8% for this year. Looking ahead, an additional 44 mtpa of LNG production capacity (or 14%) is anticipated in 2019, primarily as a result of the start-up of new liquefaction facilities in the U.S. such as Freeport and Cameron.

Earlier this month, Shell and its project partners (Petronas, PetroChina, Mitsubishi and KOGAS) announced a final investment decision (“FID”) on the first phase of the LNG Canada project located in British Columbia on Canada’s Pacific coast. The project is the first LNG project sanctioned in Canada and this first phase targets a total of 14 mtpa of capacity. In addition, Qatar Petroleum announced its intention to add a fourth liquefaction train of 8 mtpa of capacity to its expansion plans, taking its total planned LNG production capacity to 110 mtpa by the middle of the next decade.

Headline spot shipping rates for TFDE LNG carriers as reported by Clarksons averaged $82,000 in the third quarter of 2018, compared to $42,000 in the third quarter of 2017. Rates continued to exhibit counter-seasonal strength through the third quarter of 2018, rising to $95,000 per day in late September from $78,000 per day at the beginning of the quarter. Since the end of the third quarter, spot rates have continued to increase, now assessed at $147,000 and approaching the record high as reported by Clarksons of $150,000 set in July of 2012. Inter-basin trading of LNG continued to support activity in the spot market and 76 fixtures were reported during the third quarter of 2018, bringing the total number of fixtures from January through September of this year to 255, an increase of 9% over the same period in 2017. According to Poten, charter durations have also increased, rising by nearly 50% this year to 43 days, compared with 29 days in 2017, with many multi-month or multi-voyage charters fixed in recent months. A natural outcome of this positive dynamic is that the number of ships available for charter has been reduced and, as such, near-term spot fixture activity may decline relative to the record levels seen earlier in 2018.

Looking ahead, in our view, strong LNG demand, new sources of supply coming onstream and limited availability of shipping capacity over the near-term are combining to create the potential for the recent strength in LNG shipping spot rates to be sustained through at least early 2019. While we may see a seasonal moderation in spot rates during the first half of 2019, we do not expect this to be as pronounced as was the case in early 2018.

According to Poten, 41 newbuild LNG carriers have been ordered so far in 2018, taking the total orderbook for LNG carriers to 96 vessels of which 65% are backed by long-term charters. Notwithstanding recent order activity, we believe the LNG shipping fleet is set to experience very high levels of utilisation in the near-term based on our current supply and demand projections and the build time of approximately two and a half years for new LNG carriers. We continue to believe that further shipping capacity will be needed over and above the current orderbook to satisfy projected demand from 2021 onwards. However, following the increase in newbuild ordering in 2018 we believe that a more measured pace of shipping capacity additions is needed in the future as a result of the time required to complete the construction and commissioning of new production capacity, particularly if these projects experience delays in their completion.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter of 2018 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, October 25, 2018. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 1916669

A live webcast of the conference call will also be available on the Investor Relations page of the Partnership’s website at

http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. Upon closing of the acquisition of the Methane Becki Anne, GasLog Partners’ fleet will consist of 14 LNG carriers with an average carrying capacity of approximately 157,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions, only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to acquire assets in the future, including vessels from GasLog;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operations, including the discharge of pollutants;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and September 30, 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2017	September 30, 2018

Assets
Non-current assets
Derivative financial instruments	6,038	11,381
Vessels	2,149,751	2,124,644
Total non-current assets	2,155,789	2,136,025
Current assets
Trade and other receivables	3,755	7,349
Inventories	2,857	2,826
Due from related parties	3,712	2,168
Prepayments and other current assets	1,579	1,382
Derivative financial instruments	577	4,843
Short-term investments	—	10,000
Cash and cash equivalents	146,721	168,753
Total current assets	159,201	197,321
Total assets	2,314,990	2,333,346
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	53,354	—
Common unitholders (41,002,121 units issued and outstanding as of December 31, 2017 and 45,189,889 units issued and outstanding as of September 30, 2018)	752,456	840,606
General partner (836,779 units issued and outstanding as of December 31, 2017 and 922,244 units issued and outstanding as of September 30, 2018)	11,781	13,246
Incentive distribution rights (“IDRs”)	6,596	6,290
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units and 4,600,000 Series B Preference Units issued and outstanding as of September 30, 2018)	139,321	250,934
Total partners’ equity	963,508	1,111,076
Current liabilities
Trade accounts payable	4,785	11,938
Due to related parties	2,613	3,678
Derivative financial instruments	269	707
Other payables and accruals	43,000	48,988
Borrowings—current portion	114,570	85,033
Total current liabilities	165,237	150,344
Non-current liabilities
Derivative financial instruments	—	147
Borrowings—non-current portion	1,185,995	1,071,568
Other non-current liabilities	250	211
Total non-current liabilities	1,186,245	1,071,926
Total partners’ equity and liabilities	2,314,990	2,333,346

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2017 and September 30, 2018

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Revenues	86,353	81,887	256,235	243,172
Net pool allocation	—	780	—	423
Voyage expenses and commissions	(1,081)	(3,359)	(3,209)	(6,042)
Vessel operating costs	(16,373)	(15,765)	(47,593)	(48,178)
Depreciation	(18,532)	(18,710)	(54,996)	(55,314)
General and administrative expenses	(3,989)	(4,693)	(11,067)	(14,074)
Profit from operations	46,378	40,140	139,370	119,987
Financial costs	(15,020)	(15,533)	(44,086)	(45,826)
Financial income	321	581	694	1,688
(Loss)/gain on derivatives	(672)	2,082	(2,985)	9,997
Total other expenses, net	(15,371)	(12,870)	(46,377)	(34,141)
Profit for the period	31,007	27,270	92,993	85,846
Less:
Profit attributable to GasLog’s operations	(5,708)	—	(27,314)	(3,673)
Profit attributable to Partnership’s operations	25,299	27,270	65,679	82,173
Partnership’s profit attributable to:
Common units	20,941	21,127	53,014	62,279
Subordinated units	N/A	N/A	5,085	N/A
General partner units	443	436	1,220	1,324
Incentive distribution rights	815	250	1,711	2,618
Preference units	3,100	5,457	4,649	15,952

Earnings per unit for the period (basic and diluted):
Common unit	0.53	0.49	1.51	1.48
Subordinated unit	N/A	N/A	0.52	N/A
General partner unit	0.56	0.50	1.57	1.54

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2017 and September 30, 2018

(All amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2017	September 30, 2018

Cash flows from operating activities:
Profit for the period	92,993	85,846
Adjustments for:
Depreciation	54,996	55,314
Financial costs	44,086	45,826
Financial income	(694)	(1,688)
Unrealized loss/(gain) on derivatives	1,394	(9,024)
Share-based compensation	614	766
	193,389	177,040
Movements in working capital	(12,861)	2,421
Cash provided by operations	180,528	179,461
Interest paid	(42,122)	(43,195)
Net cash provided by operating activities	138,406	136,266
Cash flows from investing activities:
Payments for vessels’ additions	(2,207)	(17,702)
Financial income received	621	1,488
Maturity of short-term investments	7,500	18,000
Purchase of short-term investments	—	(28,000)
Net cash provided by/(used in) investing activities	5,914	(26,214)
Cash flows from financing activities:
Borrowings drawdowns	60,000	—
Borrowings repayments	(149,304)	(148,929)
Payment of loan issuance costs	(1,507)	(79)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	135,128	56,381
Proceeds from issuance of preference units (net of underwriting discounts and commissions)	139,222	111,544
Payment of offering costs	(1,214)	(929)
Cash payment to GasLog in exchange for contribution of net assets	(121,554)	(19,086)
Distributions paid	(64,804)	(86,922)
Net cash used in financing activities	(4,033)	(88,020)
Increase in cash and cash equivalents	140,287	22,032
Cash and cash equivalents, beginning of the period	59,875	146,721
Cash and cash equivalents, end of the period	200,162	168,753

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-thirteen Ltd. (the owner of the GasLog Geneva), GAS-eight Ltd. (the owner of the Solaris) and GAS-fourteen Ltd. (the owner of the GasLog Gibraltar), for the periods prior to their transfers to the Partnership on July 3, 2017, October 20, 2017 and April 26, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-thirteen Ltd., GAS-eight Ltd. and GAS-fourteen Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on July 3, 2017, October 20, 2017 and April 26, 2018, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended September 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	13,076	73,277	86,353
Voyage expenses and commissions	(162)	(919)	(1,081)
Vessel operating costs	(1,327)	(15,046)	(16,373)
Depreciation	(2,952)	(15,580)	(18,532)
General and administrative expenses	(206)	(3,783)	(3,989)
Profit from operations	8,429	37,949	46,378
Financial costs	(2,731)	(12,289)	(15,020)
Financial income	10	311	321
Loss on derivatives	—	(672)	(672)
Total other expenses, net	(2,721)	(12,650)	(15,371)
Profit for the period	5,708	25,299	31,007

	For the three months ended June 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	2,025	74,909	76,934
Net pool allocation	—	(357)	(357)
Voyage expenses and commissions	(25)	(1,511)	(1,536)
Vessel operating costs	(241)	(15,110)	(15,351)
Depreciation	(401)	(17,974)	(18,375)
General and administrative expenses	(27)	(4,671)	(4,698)
Profit from operations	1,331	35,286	36,617
Financial costs	(394)	(14,552)	(14,946)
Financial income	3	579	582
Gain on derivatives	—	1,588	1,588
Total other expenses, net	(391)	(12,385)	(12,776)
Profit for the period	940	22,901	23,841

	For the three months ended September 30, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	81,887	81,887
Net pool allocation	—	780	780
Voyage expenses and commissions	—	(3,359)	(3,359)
Vessel operating costs	—	(15,765)	(15,765)
Depreciation	—	(18,710)	(18,710)
General and administrative expenses	—	(4,693)	(4,693)
Profit from operations	—	40,140	40,140
Financial costs	—	(15,533)	(15,533)
Financial income	—	581	581
Gain on derivatives	—	2,082	2,082
Total other expenses, net	—	(12,870)	(12,870)
Profit for the period	—	27,270	27,270

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivative financial instruments held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on derivatives and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	September 30, 2017	June 30, 2018	September 30, 2018
Profit for the period	31,007	23,841	27,270
Depreciation	18,532	18,375	18,710
Financial costs	15,020	14,946	15,533
Financial income	(321)	(582)	(581)
Loss/(gain) on derivatives	672	(1,588)	(2,082)
EBITDA	64,910	54,992	58,850

	Partnership Performance Results
	For the three months ended
	September 30, 2017	June 30, 2018	September 30, 2018
Profit for the period	25,299	22,901	27,270
Depreciation	15,580	17,974	18,710
Financial costs	12,289	14,552	15,533
Financial income	(311)	(579)	(581)
Loss/(gain) on derivatives	672	(1,588)	(2,082)
EBITDA	53,529	53,260	58,850

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	September 30, 2017	June 30, 2018	September 30, 2018
Profit for the period	31,007	23,841	27,270
Non-cash loss/(gain) on derivatives	185	(1,001)	(1,653)
Adjusted Profit	31,192	22,840	25,617

	Partnership Performance Results
	For the three months ended
	September 30, 2017	June 30, 2018	September 30, 2018
Profit for the period	25,299	22,901	27,270
Non-cash loss/(gain) on derivatives	185	(1,001)	(1,653)
Adjusted Profit	25,484	21,900	25,617

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	September 30, 2017 (1)	June 30, 2018 (1)	September 30, 2018
Partnership’s profit for the period	25,299	22,901	27,270
Depreciation	15,580	17,974	18,710
Financial costs	12,289	14,552	15,533
Financial income	(311)	(579)	(581)
Loss/(gain) on derivatives	672	(1,588)	(2,082)
EBITDA	53,529	53,260	58,850
Financial costs (excluding amortization of loan fees) and realized (loss)/gain on derivatives	(11,380)	(12,674)	(13,764)
Dry-docking capital reserve	(3,240)	(3,447)	(3,523)
Replacement capital reserve	(8,942)	(8,767)	(8,939)
Accrued preferred equity distribution	(3,100)	(5,457)	(5,457)
Distributable cash flow	26,867	22,915	27,167
Other reserves (2) (3)	(4,490)	1,357	(1,509)
Cash distribution declared (3)	22,377	24,272	25,658

(1)             Excludes amounts related to GAS-thirteen Ltd., the owner of the GasLog Geneva, GAS-eight Ltd., the owner of the Solaris and GAS-fourteen Ltd., the owner of the GasLog Gibraltar, for the periods prior to their transfers to the Partnership on July 3, 2017, October 20, 2017 and April 26, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership in July 2017, October 2017 and April 2018,

respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)             Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(3)             For the three months ended September 30, 2018, the cash distributions declared and the other reserves have been affected by $88 payable in respect of the Partnership’s issuance of 156,225 common units to Tortoise through the Partnership’s ATM Programme (in connection with the agreement entered into in September 2018) and an additional issuance of 3,188 general partner units (in order for GasLog to retain its 2.0% general partner interest).